Building wealth through developing and operating major copper & gold mines

TASEKO ANNOUNCES SECOND QUARTER GIBRALTAR
PRODUCTION RESULTS

July 11, 2011, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") reports unaudited second quarter production results for the Gibraltar Mine.

For the second quarter of 2011, Gibraltar produced 20.0 million pounds of copper and 300 thousand pounds of molybdenum.

A quarter over quarter production comparison is below:

	Q4 2010	Q1 2011	Q2 2011
Mill Throughput (millions, tons)	3.9	3.2	3.7
Copper Recoveries (%)	89.1	89.8	88.0
Copper Production (millions, lbs)	23.4	19.2	20.0

Gibraltar’s SAG mill direct feed system was commissioned in early June, with ramp up ongoing over the last four weeks.

With metallurgical recovery performance stabilized at current throughput rates efforts are now concentrated on optimizing mill throughputs and incrementally increasing hourly and daily tonnage, working towards the design capacity of 55,000 tons per day.

Russell Hallbauer, President and CEO of Taseko, commented, “Operational improvements at Gibraltar continue as concentrator personnel work to increase daily mill throughput now that the SAG feed system is operational. As mill personnel become more experienced with operating at the higher throughput rate we anticipate re-establishing copper recovery approaching 90%.

We will progressively up mill throughput as we are better able to deal with the larger SAG mill feed. The increase in throughput will be dependent on optimizing recirculating load, ball charge, SAG mill grate discharge sizes, and power draw on the mill motors. Each one of these operational parameters is critical to achieving targeted mill throughput and requires processes and procedures to realize maximum results, which we expect to accomplish by year end.”

Mr. Hallbauer continued, “In addition, site prep has begun for Gibraltar Development Plan 3 (GDP3), with all major milling and mining equipment secured and engineering well advanced. Once complete Gibraltar’s annual production capacity will increase to 180 million pounds of copper and 3 million pounds of molybdenum.”

Note: Gibraltar is a Joint Venture owned by Taseko Mines Limited (75%) and Cariboo Copper Corp. (25%). All figures are reported on a 100% basis.

For further information on Taseko, please see the Company’s website at www.tasekomines.com or contact: Investor Relations - 778-373-4533, toll free1-877-441-4533.

Russell Hallbauer
President and CEO

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com

Building wealth through developing and operating major copper & gold mines

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

15th Floor - 1040 West Georgia St, Vancouver BC Canada V6E 4H1
Tel 778 373 4533 Fax 778 373 4534 Toll Free 1 877 441 4533
www.tasekomines.com